Annual General Meeting of Shareholders of Kitov Pharma Ltd.

Date: December 19, 2018

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

	For	Against	Abstain
Proposal 3: To approve an amendment of the Company's amended and restated articles of association as set forth in the Proxy Statement.	☐	☐	☐
Proposal 4: To approve the re-appointment of the applicable nominee for re-election as a director, to serve as a director of the Company in the second class of directors, commencing with the expiration of the applicable nominee's current term of office as a director, and to serve until the 2021 annual meeting of shareholders of the Company, and until his successor has been duly appointed, at which time his term of office will end as set forth in the Company's amended and restated articles of association.	☐	☐	☐
Proposal 4.A: Mr. Isaac Israel	☐	☐	☐
Proposal 4.B: Mr. Simcha Rock	☐	☐	☐
Proposal 4.C: Ms. Revital Stern-Raff	☐	☐	☐
Proposal 5: To approve an amendment to the terms of office and employment of Dr. John Paul Waymack, the Chairman of the Board of Directors and Chief Medical Officer of the Company, as set forth under Proposal 5 in the Proxy Statement.	☐	☐	☐
Proposal 6: To approve an amendment to the terms of office and employment of Mr. Isaac Israel, a member of the Board of Directors and Chief Executive Officer of the Company, as set forth under Proposal 6 in the Proxy Statement.	☐	☐	☐
Proposal 7: To approve the terms of office and employment of Mr. Simcha Rock, a member of the Board of Directors, with respect to his services as a consultant of the Company, as set forth under Proposal 7 in the Proxy Statement.	☐	☐	☐
Proposal 8: To approve a 1-for-20 reverse share split of the Company's ordinary shares, effective on the date to be announced by the Company, and to approve the applicable amendments to each of the Company's Memorandum of Association and Amended and Restated Articles of Association to reflect such reverse split, as set forth under Proposal 8 in the Proxy Statement.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here Please Date Above

Please Sign Here Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Shareholders of Kitov Pharma Ltd.
to be held on December 19, 2018
For Holders as of November 14, 2018

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST on December 13, 2018.

To review AGM related materials, including the full Proxy Statement, please visit: http://kitovpharma.investorroom.com/Shareholder-Meetings

PROXY TABULATOR FOR

KITOV PHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Kitov Pharma Ltd.
Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on December 13, 2018)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Kitov Pharma Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **November 14, 2018** at the **Annual General Meeting** of the Shareholders of **Kitov Pharma Ltd.** to be held on **December 19, 2018** or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
Kitov Pharma Ltd.
P.O. BOX 8016
CARY, NC 27512-9903